UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Rise Companies Corp.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10659

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle, NW, Suite 900 Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) makes statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our and our Sponsored Programs’ (defined below) operations and future prospects include, but are not limited to:

•	our dependence on fee income generated from our Sponsored Programs to support our continued growth and expansion;

•	the ability of our Sponsored Programs to effectively deploy the proceeds raised in their initial and subsequent offerings;

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters could adversely affect properties held by the Sponsored Programs and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability of our Sponsored Programs to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit the ability of our Sponsored Programs to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants of our Sponsored Programs;

•	increased interest rates and operating costs;

•	our failure and the failure of our Sponsored Programs to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	difficulties of our Sponsored Programs in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	failure of our Sponsored Programs to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	our and our Sponsored Programs’ level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need of our Sponsored Programs to invest additional equity in connection with debt refinancing as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	our ability to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•

legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

•	changes in business conditions and the market value of our and our Sponsored Programs’ assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by the Company;

•	our ability of our Sponsored Programs to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940 (the “Investment Company Act”) and other laws; and

•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a financial technology company that owns and operates a direct-to-investor web and mobile real estate investment platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment management is the future of the real estate industry and other alternative asset classes. Enabled by our proprietary technology, we leverage data and technology to lower the operating cost and improve the performance of our investments. Through a vertically integrated infrastructure that automates the traditional processes of the real estate investment business, the Company aggregates thousands of individuals from across the country to create the scale of an institutional investor on a single digital backbone – thereby lowering the marginal cost of each investor to nearly zero. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a superior web-based and mobile experience. Investors use the Fundrise Platform to have the ability to earn returns from real estate and other alternative asset classes that have generally been closed to many investors.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased project-dependent notes (the “Notes”) issued by the Trust that were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”). In 2020, the Trust engaged in short term lending on a limited basis raising funds in the form of short term notes from accredited investors on the Fundrise Platform and lending these funds to certain Sponsored Programs, as defined below.

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the SEC that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs, as defined below.

•	RSE Capital Partners, LLC (“RSE Capital Partners”), a wholly-owned subsidiary of Rise Companies, acts as an originator for real estate assets for our Sponsored Programs.

•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for our Sponsored Programs.

•	Certain unlaunched investment programs that are not yet being offered to investors.

We sponsor the following investment programs as of December 31, 2020:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC are the real estate investment trust programs (collectively referred to hereafter as the “eREITs”).

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC and Fundrise National For-Sale Housing eFund, LLC, both of which merged into the eFund on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D through the Fundrise Platform.

The eREITs, eFund, and oFund are referred to, individually or collectively as the context requires, as the “Sponsored Programs.”

As of December 31, 2020, we have originated approximately $1.47 billion of assets deployed across more than approximately $5.7 billion of real estate properties, and have collected and processed more than 10.7 million investor dividends, distributions, investments and principal repayments since we sponsored our first online investment program in 2012. As our business has grown and changed – from raising capital to invest in specific real estate projects, to launching and, as of December 31, 2020, managing sixteen eREITsTM, the eFundTM, and the Opportunity Fund – our investment infrastructure has grown and transformed, too.

Our originations have increased over the most recent four-year period starting January 1, 2016 and ending December 31, 2020, from approximately $204.5 million to $1.47 billion, an impressive 63.7% compounded annual growth rate (CAGR).

As of December 31, 2020, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate profits until our assets under management (“AUM”) through our Sponsored Programs is substantially larger.

Through the Fundrise Platform, we reduce upfront fees and costs to investors in our Sponsored Programs by eliminating high-fee broker-dealers and other intermediaries, while removing the double promote (where real estate and fund sponsors receive a share of the profits in the distribution waterfall) common with real estate private equity investments. Our direct online investment model allows us to more efficiently raise and invest capital than through conventional institutional avenues.

Other than our initial co-investments in each of the Sponsored Programs, we typically do not assume the long-term credit risk of the investments facilitated through and managed by the Fundrise Platform.

Our historical measured growth rates managing investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue short-term measures that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets for the Fundrise Platform. This patent is currently pending.

•	In June 2012, we believe we invented online real estate investing when our founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an eREITTM), Fundrise Real Estate Investment Trust, LLC (the Income eREITTM).

•	In October 2016, we surpassed $100 million in AUM under the Sponsored Programs.

•	In September 2017, we surpassed $200 million in AUM under the Sponsored Programs.

•	In July 2018, we surpassed 50,000 active investor accounts on the Fundrise Platform.

•	In August 2018, we earned position #35 on Inc.’s 2018 list of the 5,000 fastest growing companies in the US and #1 in the financial services category.

•	In November 2018, we surpassed $500 million in AUM under the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In August 2019, we surpassed 100,000 active investor accounts on the Fundrise Platform.

•	In January 2020, we surpassed $1 billion in AUM in the Sponsored Programs.

•	In February 2020, we launched the Fundrise Android mobile application.

•	In September 2020, we surpassed 150,000 active investor accounts on the Fundrise Platform.

•	In March 2021, we surpassed $1.5 billion in AUM in the Sponsored Programs.

Our office is located at 11 Dupont Circle NW, Suite 900, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of April 15, 2021, we had one hundred and forty-nine employees, most of whom are located at our main office in Washington, DC.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on December 1, 2020, and most recently updated on February 17, 2021, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, the results discussed below are as of December 31, 2020.

Offering Results

The Company is currently offering up to approximately $43.7 million of its Class B Common Stock. The offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the offering.

As of December 31, 2020, we have sold 2,553,010 shares of our Class B Common Stock in this current offering at varying prices as set forth below, for approximately $23.0 million in gross offering proceeds.

Current Offering Results

Effective Date of Price per Share	Price Per Share	Number of Shares Sold	Offering Proceeds
February 28, 2020	$8.87	814,948	$7,228,589
July 17, 2020	9.09	1,738,062	15,798,984
Totals	---	2,553,010	$23,027,573

In our prior offering we sold 9,237,653 shares of our Class B common stock at varying prices as set forth below, with gross offering proceeds of approximately $59.7 million.

Prior Offering Results

Effective Date of Price per Share	Price Per Share	Number of Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645
July 28, 2017	5.50	699,880	3,849,340
January 27, 2018	6.00	649,781	3,898,686
May 22, 2018	6.30	240,589	1,515,711
July 23, 2018	6.60	522,878	3,450,995
October 19, 2018	6.90	814,870	5,622,603
January 31, 2019	7.30	1,073,630	7,837,499
May 3, 2019	7.67	457,748	3,510,927
July 26, 2019	8.05	1,029,649	8,288,674
October 18, 2019	8.45	864,499	7,305,017
Totals	---	9,237,653	$59,700,097

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimate is the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Intangible Assets – Internal-Use Software

Internal-use software is capitalized into an intangible asset when preliminary development efforts are successfully completed; it is probable that the project will be completed; and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We generate most of our operating revenues and cash flows from origination and acquisition fees, asset management fees, and advisory fees. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition in the financial statements for further detail.

Results of Operations

Revenue

For the years ended December 31, 2020 and 2019, respectively, our total operating revenue attributable to Rise Companies was approximately $15,656,000 and $15,153,000, representing a year-over-year increase of 3%. The increase was primarily due to an increase in asset management fees and advisory fees.

Origination and Acquisition Fees

For the years ended December 31, 2020 and 2019, respectively, our origination and acquisition fee revenue was $5,539,000 and $8,944,000, representing a year-over-year decrease of approximately 38%. The decrease was caused by a decline in originations and underwriting over a significant period of 2020 due to the COVID-19 outbreak in the United States.

Asset Management Fees, Net

For the years ended December 31, 2020 and 2019, respectively, net asset management fees earned by Fundrise Advisors were approximately $8,486,000 and $4,026,000, representing a year-over-year increase of approximately 111%. The increase was caused by growth period-over-period in AUM of the Sponsored Programs.

Advisory Fees, Net

For the years ended December 31, 2020 and 2019, respectively, net advisory fees earned by Fundrise Advisors were approximately $1,105,000 and $634,000, representing a year-over-year increase of approximately 74%. The increase was caused by growth period-over-period in AUM of the Sponsored Programs.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing, engineering and product development, facilities and office expense, professional fees expense, depreciation and amortization expense, and other general and administrative expenses.

Sales and Marketing

Sales and marketing expenses consist primarily of engagement and enrollment of investors in our Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing team.

Sales and marketing expense was approximately $14,609,000 and $17,968,000 respectively, for the years ended December 31, 2020 and 2019, a decrease of 19%. The Company adjusted its marketing strategy and decreased spending in 2020 due to the COVID-19 outbreak in the United States.

Origination and Servicing

Origination and servicing expenses consist of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from, or joint-venture partners with, our Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was $4,421,000 and $3,917,000, respectively, for the years ended December 31, 2020 and 2019, an increase of 13%. The increase was primarily due to an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits expense for our engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.

Engineering and product development expense was $4,145,000 and $2,822,000, respectively, for the years ended December 31, 2020 and 2019, an increase of 47%. The increase was driven by an increase in headcount in our engineering and software development teams.

We capitalized approximately $4,626,000 and $3,727,000 for the years ended December 31, 2020 and 2019, respectively, in software development costs.

General and Administrative

General and administrative expenses consist primarily of facilities and office expenses, professional fees, depreciation and amortization expense, salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and other miscellaneous expenses.

Facilities and office expense was $2,160,000 and $1,895,000, for the years ended December 31, 2020 and 2019, respectively, an increase of 14%. The increase was largely due to our relocation to new office space in June 2019.

Professional fee expense was $2,370,000 and $1,220,000, for the years ended December 31, 2020 and 2019, respectively, an increase of 94%. The increase was largely due to an increase in legal, other professional fees, and organizational expenses for Fundrise Real Estate Interval Fund, LLC (“Interval Fund”), which is a newly organized Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company that is operated as an interval fund.

Depreciation and amortization expense was $1,918,000 and $1,228,000, for the years ended December 31, 2020 and 2019, respectively, an increase of 56%. The increase was primarily due to an increase in capitalized software deployed from 2019 to 2020.

Other general and administrative expense was $7,414,000 and $4,369,000, for the years ended December 31, 2020 and 2019, respectively, an increase of 70%. The increase was primarily due an increase in headcount in our accounting, legal, and operations teams.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our data-driven origination systems, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and product development expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Real Estate Originations

We originate our Sponsored Programs’ real estate investments with the Fundrise Platform and through our vertically integrated real estate investment platform. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our platform, credibility of our brand, scale of our business, strength of our network effect, and the economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our growing real estate operating platform, investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the continued effects of the global COVID-19 pandemic on the United States and elsewhere, the competitiveness of our cost of capital, the success of our operational efforts to leverage technology to improve the investment execution, our ability to develop new products or enhance existing products for real estate operations and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

Investors provide the equity capital in our Sponsored Programs through the use of the Fundrise Platform for our Sponsored Programs’ real estate investments. Our model is built specifically to leverage the economies of scale created by the internet to cut fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated platform transforms the real estate origination, underwriting, operations, investment processing, and servicing, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through December 31, 2020, we have financed our operations primarily through equity offerings. As of December 31, 2020 and 2019, respectively, we had cash and cash equivalents of approximately $30.8 million and $29.2 million.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of December 31, 2020 and 2019, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between December 31, 2020 and the time of this filing.

Fundrise, LP – Sidecar Investment Fund

As part of the 2014 Series A financing round, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to support assets originated and facilitated by the Fundrise Platform and to support the growth of the Company overall.

Corporate Debt

In April 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan (the “PPP Loan”) under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in the principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). We received the full loan amount on April 27, 2020.

As of December 31, 2020, we had corporate debt payable of approximately $2.8 million. As explained more fully in Note 10, according to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if certain conditions are met. We had no corporate debt outstanding as of December 31, 2019.

Outlook and Recent Trends

The Company is encouraged by the performance of the managed assets held by its Sponsored Programs, as well as the Company’s ability to maintain and grow its business throughout the economic upheaval of 2020. The impact of the COVID-19 pandemic on the various assets held by its Sponsored Programs have been muted due to the select product type and locations of the properties – predominantly Class B multifamily throughout the sunbelt. The average performance of the overall Fundrise real estate portfolio in 2020 was a net 7.42% annual return, far surpassing our  benchmark index of the Vanguard REIT Index, which generated a -4.72% in 2020.

The Company has regained its pre-pandemic growth momentum, achieving an 80% compounded annual growth rate for January and February 2021. With just our progress in 2021 so far the Company has already set new records with January being the single largest fundraising month ever for our sponsored funds. Assuming we are able to continue to deliver on this trajectory, we would end up growing the business as much over the next 12 to 18 months as we have in the last seven years combined.

It has been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. According to the Deloitte Center for Financial Services, the vast majority of new wealth creation in the United States will come from Generation X and Millennials, who will increase from approximately 28% in 2020 to 47% in 2030 of all wealth in the United States. Fundrise is well positioned to become the go-to platform for the rising generations to invest in real estate.

Since the start of 2020, despite the difficult environment caused by the COVID-19 pandemic, the Company continued to build new product and improve the overall platform, most notably:

•	Launched the first version of the Fundrise Android app and have worked to bring its feature set towards parity with iOS over 8 subsequent major releases.

•	Introduced a seamless IRA investing experience, not only reducing what was a multi-week process down to a matter of days, but enabling investors to allocate their tax-advantaged assets to Fundrise without ever leaving the platform.

•	Upgraded key software services to allow for greater scale: in 2020 alone we generated roughly 1.3 million individual 1099-DIVs, while our daily performance reporting software layer now stores in excess of 975 million unique data points.

•	To cap off the year, we introduced the Interval Fund, a registered Investment Company Act fund that enhanced our proprietary fund infrastructure, enabling the creation of a unified flagship strategy which we intend to power the core of our investors’ portfolios going forward. This innovation should not only reduce the overall impact of short-term cash drag on investor returns, but also provide the potential for greater portfolio diversification over the long run.

Looking back on a year filled with so many unexpected challenges, we feel that we have not only established ourselves as the clear leader in the space but continue to innovate rapidly and distance ourselves from the rest of the pack.

While success is never guaranteed, together with our renewed focus on expanding overall awareness of our brand, we believe these key initiatives have allowed us to recover our momentum and put us on track to build a world class digital-first real estate investment platform.

Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 16, Related Party Transactions, in our financial statements.

Item 3.	Directors and Officers

As of April 15, 2021 our directors, executive officers and significant employees are as follows:

Name	Age	Position	Term of Office
Directors and Executive Officers
Benjamin S. Miller	44	Director, Chief Executive Officer, Interim Chief Financial Officer	March 2012
Brandon T. Jenkins	35	Director, Chief Operating Officer	March 2012
Joseph Chen	51	Independent Director	April 2014
Tal Kerret	50	Independent Director	April 2014
Haniel Lynn	51	Independent Director	March 2017
Kenneth J. Shin	41	Chief Technology Officer	March 2012
Bjorn J. Hall	40	General Counsel, Chief Compliance Officer, and Corporate Secretary	February 2014
Chris Brauckmuller	34	Chief Product Officer	September 2018
Jonathan Carden	32	Chief Marketing Officer	April 2021
Significant Employees
Kendall Davis	32	Senior Vice President, Investments	June 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Benjamin S. Miller has served as our Chief Executive Officer and Director since our inception in March 2012, and, since October 2015, has served as our Interim Chief Financial Officer. Prior to serving as our Chief Executive Officer, Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins has served as a Director since October 2015, and as our Chief Operating Officer since February 2014, prior to which time he served as our Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners. Previously, Mr. Jenkins spent two and a half years as an investment advisor at Marcus & Millichap. Prior, Mr. Jenkins also worked for Westfield Corporation. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Joseph Chen has served as a Director since April 2014. Mr. Chen is the founder of Renren Inc. Before founding Renren Inc., Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. Mr. Chen served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University. Our board of directors has determined that Mr. Chen would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc. (“SPI”), where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors.  Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret joined SPI, in 2011, as Executive Vice President. He launched Silver Suites Offices at 7 World Trade Center, and oversees Silver Suites Residences at Silver Towers.  In January 2013, Mr. Kerret was promoted to Chief Investment Officer of SPI. Prior to joining SPI, Mr. Kerret was Chairman and Co-Founder of Oberon Media, Inc., the leading casual games platform and solution provider established in 2003. Prior to co-founding Oberon Media, Inc., Mr. Kerret was CEO and co-founder of RichFX, an e-commerce technology infrastructure company, for seven years. Prior to RichFX, Mr. Kerret served as an officer in the Israeli Defense Forces for six years. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University. Our board of directors has determined that Mr. Kerret would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Haniel Lynn has served as a Director since March 2017. Mr. Lynn is the Chief Executive Officer of Kastle Systems International, the industry leader in managed security solutions. Mr. Lynn was formerly group president of CEB, now Gartner, a global best practices insights and technology company from 2014 until August 2017 and was a member of CEB’s executive leadership team from 2005. Mr. Lynn had global responsibility for CEB’s best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading CEB’s solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania. Our board of directors has determined that Mr. Lynn would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Kenneth J. Shin has served as Chief Technical Officer since our inception in March 2012. Previously, Mr. Shin has consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Prior to O’Melveny, from September 2006 to February 2008, Mr. Hall served as an associate at the law firm Venable, LLP, where he was a member of the Transactions Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Chris Brauckmuller has served as our Chief Product Officer since September 2018, and was previously the Director of Design and Creative since December 2012. From March 2010 to December 2012, Mr. Brauckmuller ran his own independent interactive design studio. Previously, Mr. Brauckmuller was employed as an interactive designer at 352 Media Group (now 352 Inc.), based in Gainesville, Florida, where he led creative efforts on accounts ranging from startups to Fortune 500 technology companies, including Microsoft and BAE Systems. Mr. Brauckmuller received a Bachelor of Arts degree from the University of Florida.

Jonathan Carden has served as our Chief Marketing Officer since April 2021, and was previously the Senior Vice President of Marketing since October 2017. Prior to joining Fundrise, Mr. Carden worked for Uber, where he filled a number of marketing roles before leaving as the head of digital content for the Southeastern U.S. region. Before Uber, Mr. Carden worked in major gift fundraising, serving as the Director of Major Gifts for his alma mater, Patrick Henry College. Mr. Carden received a Bachelor of Arts degree from Patrick Henry College.

Kendall Davis has served as Senior Vice President of Investments, and has led our investments team since June 2014. Previously, Ms. Davis worked at Citigroup within the Institutional Clients Group and the Citi Private Bank. Ms. Davis is a graduate of the University of Virginia.

Election of Directors

Our board of directors is comprised of five (5) members. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining directors are elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock, Class F Common Stock and Class M Common Stock, voting as a single class. Since May 30, 2017, there were no longer any shares of Class M Common Stock outstanding.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors has determined that Messrs. Chen, Kerret and Lynn do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, if such rules applied to us. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Item 5 - Interest of Management and Others in Certain Transactions.”

Compensation of Our Directors and Executive Officers

The following table sets forth information about the annual compensation of each of the three highest paid persons who were executive officers or directors during 2020, which was our last completed fiscal year.

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Corporate Secretary	$387,600	(1)	$396,098
Kenneth J. Shin	Chief Technology Officer	$305,250	(2)	$313,749
Benjamin Miller	Chief Executive Officer	$303,750	(3)	$310,163

(1)	Mr. Hall’s other compensation included $8,498 in 401(k) matching contributions and 1,609 restricted stock units (“RSUs”) in exchange for a voluntary reduction of salary during the second quarter of 2020 as a result of the impact of COVID pandemic.

(2)	Mr. Shin’s other compensation included $8,499 in 401(k) matching contributions and 1,265 RSUs in exchange for a voluntary reduction of salary during the second quarter of 2020 as a result of the impact of COVID pandemic.

(3)	Mr. Miller’s other compensation included $6,413 in 401(k) matching contributions and 1,265 RSUs in exchange for a voluntary reduction of salary during the second quarter of 2020 as a result of the impact of COVID pandemic.

The average annual compensation of our officers as a group (which consists of 5 persons) during 2020 was approximately $321,000.

Average compensation to be paid to our officers for 2021 is expected to be at similar levels as 2020.

Other than the 2014 Stock Option and Grant Plan, of which Mr. Shin and Mr. Hall have each been recipients of in previous years, and for which Mr. Lynn and Mr. Kerret (both Directors) were recipients of RSUs in 2018, we do not have any other ongoing plans or arrangements whereby equity compensation may be paid in the future.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of December 31, 2020 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 35,800,990 shares of our capital stock outstanding as of December 31, 2020, which consisted of 2,454,394 shares of Class A Common Stock, 11,481,550 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under our 2014 Stock Option and Grant Plan regardless of whether such shares have vested, as our 2014 Stock Option and Grant Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock will be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 11 Dupont Circle NW, Suite 900, Washington, DC 20036.

	Class A		Class B		Class F		Class M		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	% of Common Stock (2)	% of All Capital Stock (3)
10% Stockholders
Oak Pacific Investment	—	—	—	—	—	—	—	—	11,865,046	100%	—	6.9%
Daniel S. Miller(4)	—	—	—	—	5,000,000	50%	—	—	392,204	3.3%	48.8%	44.1%
Beneficial Ownership Group Created by Voting Agreement(6)	122,900	5%	—	—	10,000,000	100%	—	—	11,865,046	100%	97.7%	87.6%

Executive Officers and Directors
Benjamin S. Miller(7)	—	—	1,200	*	5,000,000	50%	—	—	433,897	3.7%	48.8%	44.1%
Brandon T. Jenkins(5)	450,000	18.3%	—	—	—	—	—	—	—	—	*	*
Kenneth J. Shin(5)	650,000	26.5%	200	*	—	—	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Chris Brauckmuller(5)	250,000	10.2%	—	—	—	—	—	—	—	—	*	*
Joseph Chen	—	—	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	5%	—	—	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	—	—	22,860	*	—	*
Executive officers and directors as a group (8 persons)	1,722,900	70.2%	1,400	*	5,000,000	50%	—	—	541,688	4.6%	50.5%	45.7%

* Represents beneficial ownership of less than 1%.

(1)	Oak Pacific Investment (“OPI”) is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 6 below, OPI is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) OPI is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with OPI with respect to such director.

(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Class M Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, and Class M Common Stock carrying nine (9) votes per share. As of December 23, 2016, there were no shares of Class M Common Stock issued and outstanding.

(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, Class M Common Stock carrying nine (9) votes per share, and Series A Preferred Stock carrying one (1) vote per share.

(4)	Mr. Miller’s beneficial ownership of 392,204 shares of Series A Preferred Stock consists of (i) 207,864 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 184,340 shares of Series A Preferred Stock held by WestMill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

(5)	The holder’s shares of Class A Common Stock are restricted shares issued under our 2014 Stock Option and Grant Plan. As of December 31, 2020 all shares have vested.

(6)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.

(7)	Mr. Miller’s beneficial ownership of 433,897 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 184,340 shares of Series A Preferred Stock held by Westmill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

Item 5.	Interest of Management and Others in Certain Transactions

Stock Issuances

In April 2014, in exchange for contributing to us the intellectual property and other assets used by us, Benjamin Miller and Daniel Miller each received 5,000,000 shares of Class F Common Stock.

Additionally, we have granted restricted shares of Class A Common Stock under our 2014 Stock Option and Grant Plan to our executive officers, directors and certain holders of more than 10% of a given class of our outstanding capital stock, in their capacities as our employees.

Series A Preferred Stock Financing

From April 14, 2014 through October 10, 2014, we sold an aggregate of 11,865,046 shares of our Series A Preferred Stock at a cash purchase price of $2.1872 per share or pursuant to the automatic conversion of certain convertible promissory notes, for an aggregate purchase price of approximately $24.7 million (including the purchase price paid for the convertible promissory notes).

The following table summarizes the Series A Preferred Stock held by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of December 31, 2020.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
WestMill Capital Partners LLC (1)	368,679	$806,365
Benjamin Miller	249,557	$545,825
Daniel Miller (2)	207,864	$455,222
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (3)	374,757	$448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Daniel Miller initially acquired 249,557 shares for $545,825. In 2020 Daniel Miller sold 41,693 of his Series A Stock to a third party.
(3)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Investors’ Rights Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal and Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and Co-Sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Lianhe Holdings (whose investment is now held by Oak Pacific Investment), David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Real Estate Transactions

The initial three real estate properties we used to assess the effectiveness of the Fundrise Platform were managed and owned by Benjamin Miller and Daniel Miller. Specifically, from 2011 to 2014, each of 1351 H Street NE, LLC, 906 H Street NE, LLC, and 1539 7th Street NW, LLC, all of which invested in properties located in Washington, DC, utilized the Fundrise Platform to conduct three separate Regulation A offerings to raise $325,000, $350,000, and $350,000, respectively. We received no transaction-based compensation from these deals and, at the time, we were wholly-owned by Benjamin Miller and Daniel Miller. 1351 H Street NE, LLC currently continues to use the Fundrise Platform solely for online investor relations and dividend distributions.

Investments in Company Convertible Notes

Through April 2014, we raised $3,359,041 in convertible notes from a number of parties, including related parties. Convertible notes of $545,825 from Benjamin Miller, $545,825 from Daniel Miller, and $806,365 from WestMill Capital Partners LLC, a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller, were converted into a total of 867,793 shares of our Series A Preferred Stock. Additional related party investments in the convertible notes included Herbert Miller (Messrs. Millers’ father), Patrice Miller (Messrs. Millers’ stepmother and mother, respectively), David Miller (Messrs. Millers’ brother), and Caroline Miller (Messrs. Millers’ sister), which investment amounts totaled $157,193, $131,219, $80,260, and $80,260 respectively. These related party investments were made under the same terms as other investors in the convertible notes.

Investments in Sponsored Programs and Notes Program

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our board of directors to approve affiliated transactions.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Independent Auditor’s Report

Board of Directors and Stockholders

Rise Companies Corp.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Rise Companies Corp. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity and non-controlling interests and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rise Companies Corp. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 15, 2021

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$30,834	$29,219
Restricted cash	57	73
Receivables from Sponsored Programs	4,138	2,308
Notes receivable from Sponsored Programs	1,050	-
Real estate debt investments and PIK interest, net	8,328	8,320
Other current assets	1,503	4,538
Total current assets	45,910	44,458
Investments in Sponsored Programs	2,475	2,628
Property and equipment, net	226	280
Intangible assets, net	9,559	6,702
Other assets	1,530	363
Total assets	$59,700	$54,431

LIABILITIES
Current liabilities:
Accounts payable	$1,878	$2,529
Accrued expenses	494	497
Due to investors	519	116
Notes payable and PIK interest	7,845	7,995
Loans payable, current	2,447	-
Other current liabilities	289	191
Total current liabilities	13,472	11,328
Loan payable, non-current	1,397	-
Other liabilities	1,432	841
Total liabilities	16,301	12,169

Commitments and contingencies (Note 17)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,887,359 shares issued and 2,454,394 shares outstanding, 2,887,359 shares issued and 2,454,706 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 20,000,000 and 10,000,000 shares authorized; 11,790,663 shares issued and 11,481,550 shares outstanding, 9,237,653 shares issued and 9,107,855 shares outstanding, respectively	1	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	109,010	86,557
Accumulated deficit	(75,654)	(54,225)
Total stockholders’ equity before non-controlling interests	33,359	32,334

Non-controlling interests in consolidated entities	10,040	9,928
Total equity	43,399	42,262
Total liabilities and equity	$59,700	$54,431

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year Ended	Year Ended
	December 31, 2020	December 21, 2019
Operating revenue
Origination and acquisition fees	$5,539	$8,944
Asset management fees, net	8,486	4,026
Advisory fees, net	1,105	634
Interest income	20	989
Other operating revenue	506	560
Total operating revenue	15,656	15,153

Operating expenses
Sales and marketing	14,609	17,968
Origination and servicing	4,421	3,917
Engineering and product development	4,145	2,822
Facilities and office	2,160	1,895
Professional fees	2,370	1,220
Depreciation and amortization	1,918	1,228
Interest expense	22	970
Other general and administrative	7,414	4,369
Total operating expenses	37,059	34,389

Net operating income (loss)	(21,403)	(19,236)

Other revenue (expense) from Sponsored Programs - January 2019	-	2,374

Other income (loss)
Gain as a result of deconsolidation (see Note 2)	-	10,869
Equity in earnings (losses)	86	(4)
	86	10,865

Net income (loss)	(21,317)	(5,997)

Net income attributable to non-controlling interests	112	2,518
Net income (loss) attributable to Rise Companies Corp.	$(21,429)	$(8,515)

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted earnings (loss) per share	$(0.94)	$(0.44)
Weighted average shares of common stock - Basic and diluted	22,757,738	19,492,934

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interests

(in thousands, except share data)

	Preferred Stock Series A		Common Stock Class A		Common Stock Class F		Common Stock Class M		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at January 1, 2019	11,865,046	$1	2,468,465	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$448,966	$462,576
Stock-based compensation	-	-	(13,759)	-	-	-	-	-	-	-	854	-	-	854
Issuance of Class B common stock	-	-	-	-	-	-	-	-	3,425,526	-	26,942	-	-	26,942
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(85,418)	-	(503)	-	-	(503)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(54)	-	-	(54)
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	32,997	32,997
Non-controlling interests deconsolidated	-	-	-	-	-	-	-	-	-	-	-	-	(474,553)	(474,553)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(8,515)	2,518	(5,997)
Balance at December 31, 2019	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262
Stock-based compensation	-	-	(312)	-	-	-	-	-	-	-	722	-	-	722
Issuance of Class B common stock	-	-	-	-	-	-	-	-	2,553,010	1	23,028	-	-	23,029
Redemption of Class B common stock	-	-	-	-	-	-	-	-	(179,315)	-	(1,147)	-	-	(1,147)
Offering costs for Class B common stock	-	-	-	-	-	-	-	-	-	-	(150)	-	-	(150)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(21,429)	112	(21,317)
Balance at December 31, 2020	11,865,046	$1	2,454,394	$-	10,000,000	$1	-	$-	11,481,550	$1	$109,010	$(75,654)	$10,040	$43,399

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income (loss)	$(21,317)	$(5,997)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	722	854
Depreciation and amortization	1,918	1,228
Accretion of deferred loan fees and costs	(8)	(20)
Gain as a result of deconsolidation	-	(10,869)
Equity in (earnings) losses	(86)	4
Return on capital from Sponsored Programs	172	-
Loss on disposition of intangible asset	13	-
Operating activities of Sponsored Programs, net	-	80
Change in assets and liabilities:
Other assets	1,857	583
Accounts payable and other liabilities	35	1,654
Receivables from Sponsored Programs	(1,830)	125
Payables to Sponsored Programs	-	(280)
Notes receivable from Sponsored Programs	(1,050)	-
Interest receivable	-	(321)
PIK interest payable	(150)	370
Net cash provided by (used in) operating activities	(19,724)	(12,589)
Cash flows from investing activities
Additions to intangible assets	(4,637)	(3,730)
Purchases of property and equipment, net	(97)	(94)
Distributions of capital from Sponsored Programs	79	151
Investments in Sponsored Programs	-	(955)
Investing activities of Sponsored Programs, net	-	(7,470)
Net cash provided by (used in) investing activities	(4,655)	(12,098)
Cash flows from financing activities
Investor payments	-	85
Proceeds from the issuance of Class B common stock, net of offering costs	22,878	26,888
Redemptions of Class B common stock	(744)	(503)
Loans payable	3,844	-
Financing activities of Sponsored Programs, net	-	29,301
Net cash provided by (used in) financing activities	25,978	55,771
Net increase (decrease) in cash and cash equivalents	1,599	31,084
Cash and cash equivalents not retained as a result of deconsolidation	-	(55,922)
Cash, restricted cash and cash equivalents, beginning of period*	29,292	54,130
Cash, restricted cash and cash equivalents, end of period	$30,891	$29,292

Supplemental disclosures of cash flow information:
Cash paid for interest	$150	$600

* The beginning balance for the period ended December 31, 2019 includes Cash and cash equivalents of Rise Companies and Sponsored Programs.

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1. Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a finance technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.

•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for our Sponsored Programs.
•	Certain unlaunched investment programs that are not yet being offered to investors.

We sponsor the following investment programs, as of December 31, 2020:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise eREIT XIV, LLC (f/k/a Fundrise Income eREIT VI, LLC), Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC, are the real estate investment trust programs (collectively referred to hereafter as the “eREITs”).

•	Fundrise eFund, LLC, (f/k/a Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is the real estate investment fund program (the “eFund”) sponsored by the Company. The Company previously sponsored two other eFunds, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC, both of which merged into Fundrise eFund, LLC on November 30, 2020.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D through the Fundrise Platform.

The eREITs, eFund, and oFund are referred to, individually or collectively as the context requires, as the “Sponsored Programs.”

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in a voting interest entity or as the primary beneficiary of a variable interest entity (“VIE”). A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. In addition, through, and ending on January 31, 2019, the Company consolidated the Sponsored Programs that existed at that time. All significant inter-entity transactions and balances of consolidated entities have been eliminated.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Reconsideration Event

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-2, “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs that were in existence at that time. The deconsolidation of eleven Sponsored Programs led to a reduction in net assets and non-controlling interests of approximately $464 million and led to an accumulated gain of approximately $10.8 million related to prior eliminations on consolidation.

Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits, and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used as provided for qualified health expenses and therefore are separately presented on our balance sheets.

Property and Equipment, Net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 8, Property and Equipment, Net, for more detail.

Intangible Assets, Net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. See Note 9, Intangible Assets, Net, for more detail on internal-use software as of December 31, 2020 and 2019.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. See Note 9, Intangible Assets, Net, for more detail.

Deferred Costs of Sponsored Programs

Certain offering and other deferred costs (“Deferred Costs”) of the Sponsored Programs are initially paid by Fundrise Advisors on behalf of each Sponsored Program. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has decided that the eREITs and eFund will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum of $10.00 per share. After the eREIT or eFund has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs incurred, both before and after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV to drop below the Hurdle Rate as a result.

Deferred Costs for launched eREITs and the eFund are included in Other Current Assets on the consolidated balance sheets. See Note 7, Other Current Assets for more detail.

Deferred Costs of the Fundrise Real Estate Interval Fund, LLC (“Interval Fund”) are not subject to the Hurdle Rate. Fundrise Advisors can seek recoupment of these costs paid on behalf of or reimbursed to the Interval Fund provided it is within three years of the date the cost was incurred and provided that when it does so, the recouped amount does not exceed the lower of the expense cap in place either at the time the cost was incurred or at the time of recoupment. Organizational costs of the Interval Fund are expensed by Fundrise Advisors in the consolidated statements of operations. The Interval Fund launched on the Fundrise Platform in January 2021.

Deferred Costs for the Interval Fund are considered non-current and are included in Other Assets.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were Real Estate Loans made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”). To maximize the value of the Notes, the Company intends to hold all Notes until the stated maturity date. Since management has the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue. See Note 4, Real Estate Debt Investments of the Notes Program for more detail.

Revenue Recognition

Origination, Acquisition, and Due Diligence Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees are typically up to 2.0% of the aggregate loan amount. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees are typically up to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the diligence performed when underwriting a real estate transaction. Due diligence fees are typically paid prior to the deal closing and are recognized once material due diligence has concluded.

Asset Management Fees

Asset management fees are earned by Fundrise Advisors from the Sponsored Programs for asset management services provided. Fundrise Advisors assesses these fees on a quarterly basis from each Sponsored Program that it manages. The asset management fees may be waived at any time at Fundrise Advisors’ sole discretion, and once waived are no longer collectible.

Advisory Fees

Advisory fees are earned by Fundrise Advisors from individual investors for providing services with respect to the Portfolio Investment Plans, Auto-Investment Plans, and Dividend Re-Investment Plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest Income

Interest income is generally earned from the real estate debt investments of the Notes Program and is recognized on an accrual basis. Any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method.

As of December 31, 2020 and 2019, no amortization of premium or discount fees have been incurred.

Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statements of operations. As of December 31, 2020 and 2019, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. In June 2020, FASB voted unanimously to consider delaying the effective date further as a response to COVID-19. The standard will now be effective for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of ASC 740, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

 3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Real Estate Debt Investments and Related Notes Payable of the Notes Program

Real Estate Debt Investments

We previously invested in forty-three debt investments via the Notes Program, of which forty-two repaid in full the amounts of principal and accrued interest at December 31, 2020 and 2019.

The outstanding principal of $6.0 million and accrued interest balance of $2.3 million is secured by the underlying property of the real estate debt investment. On March 12, 2021, the Company received approximately $8.3 million in principal and accrued interest as its portion of the sale proceeds of the underlying real estate property.

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Notes issued by the Trust through the Notes Program and that are related to specific underlying loans for the benefit of the investor. The Notes therefore are recorded as a corresponding liability to the loan asset.

As a result of the repayment of the real estate debt investment outlined above, we have paid $6.0 million notes payable and $1.9 million in accrued interest to the related note holders. See Note 18, Subsequent Events, for more information.

5. Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2020 and 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including payment in kind (“PIK”) interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2020 and 2019, management estimated the fair value of our real estate debt investments including PIK interest to approximate the carrying cost.

6. Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of December 31, 2020 and 2019, the Investments in Sponsored Programs totaled $2,475,000 and $2,628,000, respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

7. Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Deferred costs	$460	$3,262
Security deposits	-	302
Prepaid expenses	651	568
Dividends receivable	34	81
Advisory fees receivable	300	198
Other	58	127
Total other current assets	$1,503	$4,538

8. Property and Equipment, Net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Computer equipment	$380	$284
Furniture and fixtures	7	7
Leasehold improvements	-	398
Total property and equipment	387	689
Less: accumulated depreciation	(161)	(409)
Total property and equipment, net	$226	$280

Depreciation expense on property and equipment was approximately $151,000 and $149,000 for the years ended December 31, 2020 and 2019, respectively.

In November 2020, the Company’s lease at 1601 Connecticut Ave NW, Washington, DC, ended and the leasehold improvements associated with it were no longer in use. As a result, the Company removed $398,000 of leasehold improvements and $398,000 of accumulated depreciation for the year ended December 31, 2020.

No property or equipment assets were impaired in the years ended December 31, 2020 and 2019.

9. Intangible Assets, Net

Intangible assets, net, consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Internal-use software	$14,078	$9,522
Patents, trademarks, and domain	315	304
Total intangible assets	14,393	9,826
Less: accumulated amortization	(4,834)	(3,124)
Total intangible assets, net	$9,559	$6,702

Amortization expense of intangible assets for the years ended December 31, 2020 and 2019, was approximately $1,767,000 and $1,079,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2020 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2021	$1,614
2022	1,278
2023	975
2024	192
2025	6
Thereafter	29
Total	$4,094

Certain intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not currently subject to amortization as of December 31, 2020 and 2019, respectively, is as follows (in thousands):

	December 31, 2020	December 31, 2019
Internal-use software in process	$5,302	$1,787
Patents and domain	163	156
Total carrying value not subject to amortization	$5,465	$1,943

10. Loans Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. The PPP Loan matures in two years.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the Company applies for and the Small Business Administration issues a determination on the forgiveness, future annual minimum loan payments are anticipated to be approximately $1.4 million for 2021 and 2022.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Loan.

As of December 31, 2020, the PPP Loan has accrued interest of $19,000.

Short Term Notes Payable

In November 2020, we engaged in short term lending on a limited basis raising funds in the form of short term notes (“Short Term Notes”) from accredited investors on the Fundrise Platform, raising $1,050,000, and lending these funds to certain Sponsored Programs. The Short Term Notes are included in loans payable, current on the consolidated balance sheets at December 31, 2020. As of December 31, 2020, the Short Term Notes program has accrued interest of $3,000, which is included in other current liabilities on the consolidated balance sheets. The Company had no outstanding loans payable as of December 31, 2019.

In February 2021, the Short Term Notes matured and were paid back in full with interest to the investors. See Note 18, Subsequent Events, for more information.

11. Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31,	December 31,
	2020	2019
Deferred rent	$1,185	$601
Deferred compensation	243	240
Other	4	-
Total other liabilities	$1,432	$841

12. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 and 4,600,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of December 31, 2020 and December 31, 2019, respectively. The Company has issued RSGs, RSUs, and RSOs as of December 31, 2020.

The RSGs issued and outstanding through December 31, 2020 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The Company recognized approximately $717,000 and $847,000 of stock-based compensation expense related to RSGs issued in prior years during the years ending December 31, 2020 and 2019, respectively. As of December 31, 2020, there is no remaining unrecognized stock-based compensation expense.

A summary of RSGs at December 31, 2020 and 2019, is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Unvested at, December 31, 2019	156,122	$5.00	$706
Shares granted	-
Vested shares	(155,810)
Forfeited shares	(312)
Unvested at, December 31, 2020	-	$-	$-

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. We issued no stock options for the years ended December 31, 2020 and 2019. There were 0 and 2,219 stock options forfeited, respectively, for the years ended December 31, 2020 and 2019. During the periods ending December 31, 2020 and 2019, respectively, 3,250 and 3,250 stock options vested. The Company recognized approximately $5,000 and $5,000 of stock-based compensation expense related to RSOs during the years ending December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, respectively, total unrecognized compensation cost was approximately $2,000 and $11,000.

RSUs issued through December 31, 2020 and 2019 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

As of December 2020 and 2019, 7,192,100 were authorized to be issued. The Company issued 529,470 and 1,224,900 RSUs for the years ended December 31, 2020 and 2019, respectively. There were 388,687 and 44,687 RSUs forfeited for the years ended December 31, 2020 and 2019, respectively. During the periods ending December 31, 2020 and 2019, respectively, there were 515,235 and 397,923 RSUs that met the time-based criteria for vesting.

A summary of RSUs at December 31, 2020 and 2019, is as follows:

	December 31,	December 31,
	2020	2019
Issued	2,942,870	2,413,400
Outstanding	2,505,496	2,364,713
Forfeited	437,374	48,687

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during 2020 and 2019.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. During the year ended December 31, 2020, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $560,000.

Prior to 2020, the company maintained a SIMPLE IRA employer-sponsored employee retirement plan. The Company made matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. In the year ended December 31, 2019, the Company made matching contributions of approximately $270,000.

13. Income Tax

For the years ended December 31, 2020 and 2019, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a valuation allowance.

The Company’s effective tax rate for both 2020 and 2019 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

Income (loss) before provision for income taxes for the years ended December 31, 2020 and 2019 was as follows (in thousands):

Income before taxes	2020	2019
Domestic	$(22,297)	$(20,618)
Foreign	-	-

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$20,987	$14,584
Formation costs	215	215
Stock-based compensation	1,164	961
Deferred compensation	68	67
Interest expense	-	520
Deferred rent	325	161
PPP Loan Interest	5	-
163J Limitation	426	-
Other deferred tax assets	14	15
Gross deferred tax assets	23,204	16,523
Valuation allowance	(20,396)	(14,731)
Deferred tax assets, net of valuation allowance	2,808	1,792

Deferred tax liabilities:
Internal-use software	(2,612)	(1,666)
Prepaid expenses	(179)	(120)
Other deferred tax liabilities	(17)	(6)
Gross deferred tax liabilities	(2,808)	(1,792)
Net deferred tax assets:	$-	$-

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $20.4 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2020, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $75 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2020, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. The tax period for the taxable year ending December 31, 2017 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

14. Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A Common Stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment will be made to the holders of any common stock, the holders of convertible preferred stock will be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution will be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2020 and 2019 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A Common Stock will have one vote per share and each share of Class F Common Stock will have ten votes per share.

Common Stock

Class A Common Stock

As of December 31, 2020, there were 2,887,359 shares issued and 2,454,394 shares outstanding. As of December 31, 2019, there were 2,887, 359 shares issued and 2,454,706 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2020 and 2019, respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2020, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of December 31, 2020, 20,000,000 shares have been authorized as Class B Common Stock. As of December 31, 2020 and 2019, respectively, there were 11,790,663 and 9,237,653 shares of Class B Common Stock issued and 11,481,550 and 9,107,855 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014 we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

15. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP that we have a controlling financial interest. NCI for the years ended December 31, 2020 and 2019, respectively, were $10,040,000 and $9,928,000. Substantially all of the assets in the limited partnership are held as cash.

16. Related Party Transactions

Other than disclosed elsewhere in the Notes to the Financial Statements, the following related party transactions are disclosed:

Investments in Notes Program and Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Series A Preferred Stock Financing

The following table summarizes the Series A stock held by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of December 31, 2020.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller (2)	207,864	455,222
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(3)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Daniel Miller initially acquired 249,557 shares for $545,825. In 2020 Daniel Miller sold 41,693 of his Series A Stock to a third party.

(3)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

National Commercial Real Estate Trust Promissory Notes

On November 23, 2020, the Company as the lender entered into five separate promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC as each of the borrowers. The principal of each note was $210,000 with a duration of three months and a simple interest rate of 3%. The principal balance total is $1,050,000 and is included in Notes Receivable from Sponsored Programs and the accrued interest on the notes is included in Receivables from Sponsored Programs on the accompanying balance sheet as of December 31, 2020. There were no such amounts as of December 31, 2019. These loans were made from the Trust in concert with receipt of proceeds from investors of the Short Term Notes and each of the borrowers above used the loan proceeds to finance their operations in the short term.

These notes and any accrued interest were paid off in full to the Trust on February 23, 2021. For more information, see Note 18, Subsequent Events.

17. Commitments and Contingencies

Operating Leases

On September 2, 2016, the Company entered into a four-year lease for office space in Washington, DC (1601 Connecticut Ave NW, 3rd Floor), which expired on November 30, 2020.

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (located at 11 DuPont Circle NW) to accommodate the Company’s growing workforce. The Company moved to this location in June 2019.

Facilities rental expense for the years ended December 31, 2020 and 2019 was approximately $1,139,000 and $830,000, respectively. As part of these lease agreements, we currently have pledged approximately $308,000 as security deposits.

Our future minimum lease payments are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2021	$959
2022	983
2023	1,008
2024	1,033
2025	1,059
Thereafter	5,303
Total	$10,345

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of one of our initial Sponsored Programs, Fundrise Equity REIT, LLC’s, lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at December 31, 2020 and 2019. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	400
18.1% to 19.0%	300
19.1% to 19.9%	200
20.0% or greater	0

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

18. Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 15, 2021, for potential recognition or disclosure.

On February 23, 2021, the promissory notes with Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC were paid off, including accrued interest.

On February 25, 2021, the Short Term Notes reached maturity and were paid back to the participating investors, including accrued interest.

On March 12, 2021, as the result of the sale of the underlying asset in the real estate debt investment, the Company received approximately $8.3 million in principal and accrued interest as its portion of the final proceeds. As of the reporting date, the Company is processing in full the approximately $8.3 million of payments to the notes holders of the real estate notes, bringing the Notes Program to an end.

Item 8.	Exhibits

2.1**	Amended and Restated Certificate of Incorporation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A on January 20, 2017)
2.2**	Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A on January 20, 2017)
3.1**	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.1 to the Company’s Form 1-A on December 29, 2016)
3.2**	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.2 to the Company’s Form 1-A on December 29, 2016)
4.1**	Form of Subscription Package (included in the Offering Circular as Appendix A and incorporated herein by reference)
5.1**	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 5.1 to the Company’s Form 1-A on December 29, 2016)
6.1**	Special Indemnity Letter Agreement, by and between Rise Companies Corp. and Renren Lianhe Holdings, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A on December 29, 2016)
6.2**	2014 Stock Option and Grant Plan (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A on December 29, 2016)
11.1*	Consent of RSM US LLP

*	Filed herewith.
**	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 15, 2021.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

This annual report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	April 15, 2021
Benjamin S. Miller	(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer	April 15, 2021
Benjamin S. Miller	(Principal Financial Officer and Principal Accounting Officer)

/s/ Benjamin S. Miller	Director	April 15, 2021
Benjamin S. Miller

/s/ Brandon T. Jenkins	Director	April 15, 2021
Brandon T. Jenkins

/s/ Joseph Chen	Director	April 15, 2021
Joseph Chen

/s/ Tal Kerret	Director	April 15, 2021
Tal Kerret

/s/ Haniel Lynn	Director	April 15, 2021
Haniel Lynn